Exhibit 12.1

Pregis Holding II Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor		Successor
	Year Ended December 31, 2004	January 1 to October 12, 2005	October 13 to December 31, 2005	Year Ended December 31,			Nine Months Ended September 30, 2009
				2006	2007	2008
Earnings:
Pretax income (loss) from continuing operations	$28,445	$(6,953)	$(4,695)	$(3,558)	$2,929	$(49,595)	$(9,673)
Fixed Charges	9,935	7,114	11,786	48,515	53,325	55,593	32,466
Less: Capitalized interest	(61)	(451)	(26)	(145)	(237)	(5)	—

Earnings	$38,319	$(290)	$7,065	$44,812	$56,017	$5,993	$22,793

Fixed charges:
Interest expense	$4,433	$2,195	$10,524	$42,535	$46,730	$49,069	$28,072
Capitalized interest	61	451	26	145	237	5	—
Interest component of rental expense	5,441	4,468	1,236	5,835	6,358	6,519	4,394

Total fixed charges	9,935	7,114	11,786	48,515	53,325	55,593	32,466

Ratio of earning to fixed charges	$3.86	$(0.04)*	$0.60 *	$0.92 *	$1.05	$0.11 *	$0.70	*

*	Earnings were insufficient to cover fixed charges by $9,673 for the period ended September 30, 2009, $49,600 and $3,703 for the years ended December 31, 2008 and 2006, respectively, $4,721 for the period October 13, 2005 to December 31, 2005, and $7,404 for the period January 1, 2005 to October 12, 2005.